SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 May 2020
Business update for the 2020 Annual General Meeting

Prudential remains resilient in challenging market and accelerates innovation to meet consumer needs

●     Asia APE sales1 outside Hong Kong and China up 1 per cent2 and total Asia APE sales1 down 24 per cent, reflecting the effects of Covid-19 on China and Hong Kong. In-force business resilient with adjusted operating profit3 in Asia 14 per cent higher2.

●     New services delivered for customers with the 'Pulse by Prudential' digital health app downloaded on 4 million devices, more than trebling since early March4.

●     In Asia, products equivalent to around two-thirds of APE1 now capable of being sold virtually5.

●     Jackson minority IPO preparations continue alongside active evaluation of other options.

●     Group local capital summation method (LCSM) position robust, with an estimated 31 March 2020 shareholder surplus of $11.1 billion6,7 and shareholder cover ratio of 302 per cent6,7.

●     New $2.5 million Group-wide Covid-19 relief fund to supplement existing long-term community investment and volunteering.

Prudential plc ("Prudential") provides a business update in advance of its Annual General Meeting, scheduled for 11.00am London time (6.00pm Hong Kong/Singapore time) today.

Mike Wells, Group Chief Executive of Prudential plc, said: "Over the first quarter of 2020 the world has seen substantial disruption caused by Covid-19, alongside related market volatility. During this time our focus has been on supporting our colleagues, distributors, customers and communities, while continuing to invest for the future and deliver on our strategic objectives.

"Around 75 per cent of our approximately 19,500 colleagues are working remotely as at 6 May 2020, with no notable increase in costs, and across the Group we are ensuring that our people have the support they need to ensure their physical and mental wellbeing. In some markets, such as China, we are seeing some easing of social distancing rules, while in others, lockdowns are expected to continue for some time. In all locations, any return to work will include appropriate alterations to the office environment and will be carefully phased to safeguard the health of colleagues. Across the Group, our people have responded nimbly and with innovation to the varied challenges presented by the virus outbreak and I would like to thank them once again for all their efforts.

"We are working hard to support those who help distribute our services. In Asia, recruitment, selection, training and, where possible, licensing of agents have moved online. To help our distributors operate safely with appropriate social distancing, we have been working closely with regulators to expand the number of products that can be sold virtually. In Hong Kong over 25 per cent of our products can now be sold in this way, while in China, Malaysia, Singapore, Vietnam and the Philippines most products are now capable of being sold without the need for the customer and the agent to be in the same room. In total, products equivalent to around two-thirds of our total APE sales1 (based on the sales mix achieved within the first quarter of 2020) can now be sold virtually. In the US, our wholesale teams are working closely with distributors to help them serve new and existing clients through virtual platforms.

"We have been developing innovative services for customers, including free limited-time Covid-19 cover in Asia and, through our 'Pulse by Prudential' app, artificial intelligence-powered medical symptom checking, wellness advice and tele-medicine. Pulse is now live in 8 markets and has seen 4 million downloads as at 8 May 2020, up from 1.3 million when we reported our full year 2019 results in March4. 1.2 million policies have been issued through our digital ecosystem, the majority of which were to new customers8. For existing customers, we have simplified claims processes, set up dedicated hotlines and developed new online tools to ensure they get the support they need.

"Meanwhile, we have also been providing direct support for communities, including through a new $2.5 million Group-wide Covid-19 relief fund, facilitating free Covid-19 testing in some markets, and the ongoing volunteering and fund-raising efforts of our colleagues. These activities are in addition to our long-established community programmes focused on financial literacy and public health, which have been optimised for online platforms.

"Within Asia, these combined efforts are translating into strong customer loyalty, with retention rates in the first quarter of 2020 remaining high at 97 per cent9, in line with the same period last year. In turn, in-force earnings have been resilient, with Asia adjusted operating profit3 up 14 per cent2.

"In April the Group issued $1 billion of senior debt, which has increased the Group's liquidity and supported its ability to invest in potential new growth opportunities in Asia. Recent investment includes the expansion of our footprint in Thailand through our new long-term strategic partnership with TMB Bank, and deployment of working capital in new markets such as Myanmar and Laos.

"During the first quarter of 2020 our diversified footprint, by geography, channel and product, delivered an increase in APE sales1 outside Hong Kong and China of 1 per cent2 compared with the prior period, despite sales in March 2020 being adversely impacted by the introduction of Covid-19-related restrictions in many Asian markets. APE sales1 in Hong Kong and China, where restrictions were implemented earlier and travel from mainland China to Hong Kong was substantially curtailed, were 50 per cent2 and 19 per cent2 lower respectively, with more recent sales data suggesting that the sales environment is beginning to normalise in China. Overall APE sales1 in Asia were $986 million, down by 24 per cent (on both a constant and actual exchange rate basis) compared to the first quarter of 2019. We continue to see a challenging sales environment in the second quarter of 2020 as social distancing measures are stepped up in other Asian markets. In Africa APE sales1 grew 43 per cent2 to $30 million.

"In the US, APE sales1 were $631 million in the first quarter of 2020, up 25 per cent over the same period in 2019 and up 19 per cent from the fourth quarter of 2019. While institutional APE sales1 were higher than in the fourth quarter of 2019, retail sales were lower following the repricing of fixed and fixed-index annuities over late 2019 and the first quarter of 2020 in line with the evolving interest rate environment. Pricing actions across our product range, together with Covid-19-related restrictions on advisers' ability to interact with potential customers, are likely to reduce sales levels materially in the short term.

"Despite the global effects of the Covid-19 outbreak, the Group remains focused on its strategic priorities, including to enable our investors to benefit to the fullest extent from the opportunity presented by our business in Asia. We continue to prepare for a Jackson minority IPO alongside active evaluation of other options with respect to creating an independent Jackson. We will provide an update on our progress at the Group's Half Year 2020 Results in August.

"The Group's estimated LCSM shareholder cover ratio7 at 31 March 2020 was 302 per cent6, after allowing for the second interim dividend to be paid in May 2020.

"Prudential continues to invest and innovate to meet important needs for our consumers and has a highly resilient business model. While we cannot say with certainty how the Covid-19 outbreak will impact the global economy and hence how Prudential may be impacted, we believe we are well positioned over the long term both to weather the disruption caused by the pandemic, and to support our customers and communities in the recovery to come."

Further detailed review of Asia and US business performance, capital positions and financing activity, together with other relevant notes, are included in the further information section of this business update.

Notes
1    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4.
2    Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated.
3    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations as defined in note B1 of the Group's 2019 Annual Report & Accounts.
4    Total downloads at 8 May 2020, compared to around 1.3 million at 5 March 2020 (as included in the full year 2019 results presentation).
5    Based on the APE sales mix achieved in Asia within the first quarter of 2020.
6    LCSM position at 31 March 2020 after allowing for both the impact of the second interim dividend to be paid in May 2020 and the effect of the strategic bancassurance partnership in Thailand announced in March 2020 and effective from 1 April 2020. The 31 March 2020 LCSM position also reflects the introduction of the new risk-based capital framework in Singapore (RBC2), effective from 31 March 2020.
7    Surplus over Group minimum capital requirement. Shareholder business excludes the available capital and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia.
8    Total sales and new customers as at 8 May 2020 through both Pulse and digital partnerships.
9    Total in-force customers at 31 March 2020 net of new customers over the quarter, as a proportion of total in-force customers at 31 December 2019, excluding India.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Further information:

Asia

We continue to invest for the benefit of all our stakeholders in Asia, and to deliver on important operational deliverables in the build-out of our customer-centric digital ecosystem. The number of downloads for our 'Pulse by Prudential' app, which is currently live in 8 markets, has increased to 4 million (as of 8 May 2020) from around 1.3 million when we announced our full year 2019 results1. Daily usage of key health services has experienced exponential growth since the Covid-19 pandemic started. The monetisation journey has also made a good start, with 1.2 million policies sold through the digital ecosystem, the majority of which were to new customers2.

Our recently announced strategic bancassurance partnership with TMB significantly strengthens our distribution capabilities in Thailand's fast-growing life insurance sector and strongly complements our top-five position in the country's mutual fund market.

In an environment of unprecedented change and volatility, our in-force business is proving resilient, with Asia adjusted operating profit3 increasing 14 per cent4 for the first quarter, underpinned by our recurring premium business model, strong customer retention, focus on protection products and business model diversity. This growth continued to be broad-based, as nine life markets achieved adjusted operating profit growth3,4, of which eight increased at double digits4. We are providing free Covid-19 coverage to our customers on a short-term basis and claims levels remain within expected parameters, with Covid-19-related claims very small.

Our diversified footprint, by geography, channel and product, helped deliver a 1 per cent4 increase in APE sales5 to $544 million outside China and Hong Kong. This reflects the structural demand for our products offset by the mid-March imposition of Covid-19 social restrictions in markets outside China and Hong Kong. Four markets increased APE sales5, led by the double-digit4 expansion in Indonesia, Thailand and Singapore. Protection APE sales5 outside China and Hong Kong increased by double digits4, led by growth in the agency channel. Overall Asia APE sales5 declined by 24 per cent4, reflecting the impact of Covid-19 containment measures on sales activities in China and Hong Kong in particular.

In China, the benefits of our diversified distribution were clear, with bancassurance APE sales5 growing by double digits4 in the period while our agency channel increased the proportion of virtual sales to 75 per cent6, led by rapid adoption of digital tools and launch of new digital products. While the strict lockdown from the end of January adversely impacted sales in the first quarter of 2020, we are seeing signs that the sales environment is beginning to normalise, with March APE sales5 almost three times February's level and April seeing APE sales5 growth over the same month last year.

In Hong Kong, the domestic segment was supported by non-face-to-face sales and strong momentum in our tax-efficient Qualifying Deferred Annuity Plan (QDAP) given the tax year-end at the end of March. This product accounted for more than a quarter of our domestic APE sales5. As expected, APE sales5 to the mainland China customer segment in Hong Kong declined in line with the very substantial drop in visitor arrivals.

New business profit7 achieved 23 per cent4 growth outside China and Hong Kong, with five markets increasing by double digits4 supported, among other items, by strong protection sales. Overall Asia new business profit7 decreased by 33 per cent4 as a result of reduced APE sales5, generally lower interest rates and the substantially reduced contribution from the high-value mainland Chinese business in Hong Kong.

In response to the higher level of social restrictions imposed by governments across our markets, we are making significant progress in increasing the level of virtual operations across the region and embedding this in our business model. Across the region, products equivalent to around two-thirds of APE sales5 (based on the sales mix achieved within the first quarter of 2020) are capable of being sold virtually. Agent engagement and management have also moved online, which has enhanced the effectiveness of communication and operation and supported healthy growth in agent recruitment for the quarter. While we are adapting our business model to the impact of the control measures, we are confident of the longer-term benefits of our products and services that provide customers with the resources to seek and obtain prevention tools and access to quality medical care.

Eastspring had a strong start to the year, with net positive inflows up to the end of February, which then reversed in March in line with sector trends. Total funds under management fell 13 per cent8 over the quarter to $209 billion, reflecting both net third party outflows (equivalent to 2 per cent of total funds under management at 31 December 2019) and lower equity markets. Of Eastspring's $209 billion of funds under management at 31 March 2020, including money-market funds, $98 billion was managed for external third parties. While market volatilities and hence fluctuations in our flows and funds under management may persist in the foreseeable future, we are focused on improving capabilities and operational efficiency. We are moving swiftly with the integration of our two asset management acquisitions in Thailand. We remain confident of the longer-term prospects for the business given our resilient Asia life flows, diversified platform, expanding capabilities and proven track record.

US

The US started to see the effects of the Covid-19 outbreak in March, with stay-at-home orders in many states and increased market volatility. Despite this backdrop, total APE sales5 (including $1.3 billion of single premium institutional sales) were up 25 per cent from the first quarter of 2019 and up 19 per cent from the fourth quarter of 2019. Retail APE sales5 were up 30 per cent from the first quarter of 2019 and down 5 per cent from the fourth quarter of 2019. The retail sales decline in the first quarter of 2020 compared to the fourth quarter of 2019 reflected the impact of material pricing actions on fixed annuities and fixed-index annuities in response to the evolving interest rate environment, with APE sales5 of these products down 36 per cent. Variable annuity (VA) APE sales5 were up 16 per cent from the first quarter of 2019 and up 9 per cent from the fourth quarter of 2019. Current trends indicate that sales of spread-based products in the second quarter of 2020 will be significantly lower than in the first quarter of 2020.

No significant changes to policyholder behaviour have been observed to date. In general, policyholders are remaining invested and not dramatically shifting their allocations out of equities. Even as 95 per cent of associates in the US are now working from home, industry-leading service levels are being maintained and our wholesale teams are working closely with distributors to help them serve new and existing clients through virtual platforms.

US adjusted operating profit3 fell 52 per cent from the first quarter of 2019, primarily due to higher DAC amortisation as a result of negative equity market movements during the quarter, with the S&P 500 index falling 20 per cent over the period. US IFRS non-operating profit, which primarily comprises short-term fluctuations in investment returns, was positive in the first quarter of 2020, as gains on derivatives outpaced IFRS policyholder liability increases. The US available-for-sale bond portfolio ended the first quarter of 2020 with a net unrealised gain of $2.9 billion, with a movement of $(0.4) billion since 31 December 2019 recognised outside the income statement, after related deferred tax and DAC effects. Of the $2.9 billion, corporate bonds contributed $0.9 billion.

Jackson's RBC cover ratio at 31 March 2020 was estimated at between 340-365 per cent (31 December 2019: 366 per cent). In highly volatile market conditions, developments in the RBC cover ratio over the first quarter of 2020 have been primarily driven by movements in equity markets, interest rates and credit spreads, which have impacted statutory reserves and capital requirements. Total Adjusted Capital (TAC) increased over the period as a result of positive hedge payoffs and favourable changes in US corporate tax exceeding market-related increases in policyholder liabilities. This was partially offset by higher required capital reflecting the combination of equity market falls and lower interest rates increasing the cost of guarantees disproportionately in the modelling of tail scenarios. Whilst TAC and the absolute level of surplus have increased substantially since 31 December 2019, there has also been an increase in required capital, which has resulted in a reduction in the estimated RBC cover ratio from that at 31 December 2019. Operational capital generation remains in line with our expectations.

Measured on a local statutory basis9, Jackson's invested assets (excluding the VA separate accounts) at 31 March 2020 comprised 13 per cent in cash (mainly representing short-term liquidity from hedge payoffs), 6 per cent in US Treasuries, 50 per cent in corporate bonds (of which 97 per cent were investment-grade), 12 per cent in commercial mortgage loans with an average loan-to-value of 55 per cent, and 19 per cent in other assets.

The general account investment portfolio coming into the Covid-19 crisis was as conservatively positioned as at any time in Jackson's history. For example, on a local statutory basis, as a percentage of cash and invested assets9, US Treasuries represented around 8 per cent of the portfolio at 31 December 2019 and high-yield corporate bonds represented only 1 per cent. By contrast, prior to the 2008/2009 financial crisis, the portfolio9 had minimal US Treasuries and nearly three times the percentage exposure to high-yield corporate bonds. BBB-rated corporate bond exposures were reduced throughout the latter part of 2019, with particular emphasis on those companies most vulnerable to downgrade. At 31 December 2019, only 15 per cent9 of the BBB-rated corporate bond exposure was in the 'BBB minus' rating category.

As a sensitivity, as at 31 March 2020, if 20 per cent of the general account credit assets were to be instantaneously downgraded by 1 whole letter rating, the RBC cover ratio would fall by approximately 16 percentage points (equivalent to a 6 percentage point reduction in the Group's LCSM shareholder cover ratio10,11).

Group capital

The Group's estimated LCSM shareholder cover ratio10 at 31 March 2020 was 302 per cent11,12 (31 December 2019: 309 per cent), with surplus of available capital over required capital of $11.1 billion10,11 (31 December 2019: $9.5 billion). After including all the Asia with-profit funds, which is the formal LCSM regulatory position of the Group, the estimated surplus increased to $23.4 billion11 (31 December 2019: $23.6 billion), corresponding to a cover ratio10 at 31 March 2020 of 309 per cent11 (31 December 2019: 348 per cent).

The estimated shareholder surplus10,11 increased by $1.6 billion in the period, reflecting approximately $0.5 billion of operating capital generation (net of $0.2 billion of investment in new business), as well as favourable non-operating effects of approximately $1.8 billion and a $(0.7) billion impact to allow for the second interim dividend to be paid in May 2020. Non-operating capital generation10,11 includes a $2.2 billion benefit from the new Singapore risk-based capital framework (RBC2) effective at 31 March 2020, and a $(0.8) billion effect on the LCSM position of the strategic bancassurance partnership with TMB in Thailand. The impact of lower equity and interest rate movements on the level of policyholder reserves and required capital has been broadly offset by the favourable impact of mitigating hedging measures together with other management actions and changes in US corporate tax.

We continue to expect 2020 operating results to reflect costs associated with the previously announced restructuring of the central functions and IFRS 17 expenditure.

Board membership

Earlier this year Prudential plc announced that, as part of the process of orderly succession of the Board, Shriti Vadera has joined the Board as a Non-executive Director and a member of the Nomination & Governance Committee. Shriti will become Chair on 1 January 2021.

Notes to the further information
1    Total downloads at 8 May 2020, compared to around 1.3 million at 5 March 2020 (as included in the full year 2019 results presentation).
2    Total sales and new customers as at 8 May 2020 through both Pulse and digital partnerships.
3    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations as defined in note B1 of the Group's 2019 Annual Report & Accounts.
4    Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated.
5    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4.
6    Based on sales over the first quarter of 2020 by case count.
7    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
8    Movement from 31 December 2019 of all internal and external funds managed by Eastspring, on an actual exchange rate basis.
9    Asset values measured on a US local statutory (RBC) basis for Jackson National Life (Jackson) and its subsidiaries, excluding policy loans, with credit ratings based on a 'middle rating' approach. Under the US local statutory basis bonds are generally recorded at amortised cost. This will not be representative of the Group's IFRS balance sheet where investments are held at fair value.
10  Surplus over Group minimum capital requirement. Shareholder business excludes the available capital and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia.
11  LCSM position at 31 March 2020 after allowing for both the impact of the second interim dividend to be paid in May 2020 and the effect of the strategic bancassurance partnership in Thailand announced in March 2020 and effective from 1 April 2020. The 31 March 2020 LCSM position also reflects the introduction of the new risk-based capital framework in Singapore (RBC2), effective from 31 March 2020.
12  For the purpose of preparing the estimated Group LCSM position at 31 March 2020, a Jackson RBC position broadly in the middle of the estimated RBC cover ratio range at 31 March 2020 of 340-365 per cent has been used.

Estimated Group capital position

Estimated Group LCSM shareholder capital position (based on GMCR)(i),(ii)

31 Mar 2020 ($bn)	Group total
Available capital	17.3
Group Minimum Capital Requirement (GMCR)	5.5
LCSM surplus (over GMCR) before second interim dividend	11.8
Second interim dividend	(0.7)
LCSM surplus (over GMCR) after second interim dividend	11.1

31 Dec 2019 ($bn)	Group total
Available capital	14.0
Group Minimum Capital Requirement (GMCR)	4.5
LCSM surplus (over GMCR) before second interim dividend	9.5

Notes
(i)   The 31 March 2020 Group LCSM position has been adjusted to allow for the $0.8 billion investment in the TMB bancassurance agreement in Thailand announced in March 2020, with the first instalment of Thai Baht 12.0 billion (approximately $0.4 billion) payable in April 2020 and the remainder on 1 January 2021. This reduced the Group LCSM shareholder cover ratio at 31 March 2020 by 14 per cent.
(ii)  The 31 March 2020 Group LCSM position reflects the introduction of the new risk-based capital framework in Singapore (RBC2), effective from 31 March 2020. This increased the Group LCSM shareholder cover ratio by 40 per cent and surplus by $2.2 billion at that date, included within non-operating capital generation.

External auditor tender

As stated in the 2019 Annual Report, Prudential is required to replace KPMG LLP as its external auditor no later than the 2023 financial year-end. A statement by UK authorities on 26 March 2020 encouraged companies to consider delaying their audit tenders due to the Covid-19 situation. Prudential's Group Audit Committee has therefore decided to delay the completion of its audit tender from July 2020 to the second half of 2020.

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Forward-Looking Statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the ability to complete a potential minority initial public offering of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' in Prudential's Annual Report for the year ended 31 December 2019. Prudential's 2019 Annual Report is available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer